Confirming Statement

            I hereby confirm that I have authorized and designated Scott R. Peterson to execute and file on my behalf all Forms 3, 4 and 5 (including any amendments thereto) that I may be required to file with the United States Securities and Exchange Commission as a result of my position with, or my ownership of or transactions in securities of, ExpressJet Holdings, Inc. (“ExpressJet”).  Such authorization and designation shall continue until I am no longer required to file Forms 4 or 5 with regard to ExpressJet, unless earlier revoked in writing. I hereby acknowledge that the named individual is not assuming, nor is ExpressJet assuming, any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ Richard F. Wallman
Richard F. Wallman

Dated: January 2, 2004